SECURI  SSION

05043891

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-009698


SEC MAIL
RECEIVED
PROCESSING
AUG 1 2005
WASH, D.C.
185
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/04 (MM/DD/YY) AND ENDING 05/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BELLAMAH, NEUHAUSER & BARRETT, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Georgia Avenue, Suite 500
(No. and Street)

Silver Spring, MD 20901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony D. Pittman, Jr. (301) 562-7300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, , NW, SUITE 801 WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)


PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tony D. Pittman, Jr., swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Bellamah, Neuhauser & Barrett, Inc., as of May 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:



Signature

Title



Notary Public

CITY/COUNTY Arlington
COMMONWEALTH STATE OF Virginia
SWORN TO & SUBSCRIBED BEFORE ME THIS 28th
DAY OF July, 2005
WITNESS MY HAND AND OFFICIAL SEAL.
Notary Public
My Commission Expires April 30, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BELLAMAH, NEUHAUSER & BARRETT, INC.

STATEMENT OF FINANCIAL CONDITION AND

INDEPENDENT AUDITORS' REPORT

MAY 31, 2005 AND 2004

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

We have audited the statement of financial condition of Bellamah, Neuhauser & Barrett, Inc., at May 31, 2005 and 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bellamah, Neuhauser & Barrett, Inc. at May 31, 2005 and 2004, in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

July 29, 2005

BELLAMAH, NEUHAUSER & BARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

AT MAY 31,

	2005	2004
ASSETS		
Cash	$ 106,425	$ 146,481
Receivable from correspondent	1,290,255	1,340,038
Securities owned	1,319,518	1,240,400
Receivable from affiliate	1,680,106	1,681,075
Other assets	313,438	282,208
Total assets	$ 4,709,742	$ 4,690,202

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Liabilities		
Securities sold, not yet purchased	$ -	$ 99,984
Accounts payable and accrued expenses	176,898	162,163
Total liabilities	176,898	262,147
Stockholders' equity		
Common stock (50,950 shares issued, 24,142 shares outstanding)	75,000	75,000
Additional paid in capital	85,203	85,203
Retained earnings	7,759,556	7,654,767
Treasury stock (26,808 shares at cost)	(3,386,915)	(3,386,915)
Total stockholders' equity	4,532,844	4,428,055
Total liabilities and stockholders' equity	$ 4,709,742	$ 4,690,202

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Net Capital

The Company is a registered securities broker/dealer under the Securities Exchange Act of 1934 and is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At May 31, 2005, the firm's ratio of aggregate indebtedness to net capital was 14% and net capital was $2,363,860 as compared to the required minimum net capital of $250,000.

NOTE 2 - Method of Accounting

The Company uses the accrual method of accounting. Security transactions are recorded on settlement date. Securities owned and sold, not yet purchased are shown at market value with any change in unrealized appreciation or depreciation included currently in income.

NOTE 3 - Cash and Cash Equivalents

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2005 and 2004, all cash was on deposit at a local bank. The amount on deposit exceeded the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss

NOTE 4 - Fixed Assets

Fixed assets (furniture, equipment, and leasehold improvements) are included in other assets net of their original cost of $121,225 less accumulated depreciation and amortization of $101,538 at May 31, 2005 and $110,842 less accumulated depreciation and amortization of $98,438 at May 31, 2004. Depreciation is determined, primarily, by using the double declining balance method. Amortization is determined using the straight-line method.

NOTE 5 - Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(Continued)

NOTE 6 - Lease Commitments and Rent Expense

The Company is leasing office space from an affiliate through May 31, 2006. The remaining lease commitment is $79,860 for the next twelve months which is the remaining life of the lease.

NOTE 7 - Other Assets

Other assets at May 31, 2005 includes unsecured receivables of $28,402 from related parties, a refundable deposit of $28,628 with the Internal Revenue Service, and a $100,000 deposit with the Company's correspondent.

Other assets at May 31, 2004 includes unsecured receivables of $28,402 from related parties, a refundable deposit of $11,827 with the Internal Revenue Service, and a $100,000 deposit with the Company's correspondent.

NOTE 8 - Marketable Securities

All marketable securities owned by the Company are held by its correspondent. Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2005	2004
Marketable securities owned:		
State and municipal obligations	$ 264,020	$ 306,270
Corporate obligations	26,890	15,975
Corporate stocks, warrants and options	1,028,608	918,155
Total	$ 1,319,518	$ 1,240,400
Marketable securities sold, not yet purchased:		
State and municipal obligations	$ -	$ 14,791
Corporate stocks and warrants	-	85,193
Total	$ -	$ 99,984

(Continued)

NOTE 9 - Income Taxes

The Company has elected to be treated as an S Corporation for federal income tax purposes and therefore is not subject to federal income tax. Generally, a S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 10 - Profit Sharing Plan

The Company has a profit sharing plan, established on April 16, 1961. Employees meeting certain service requirements are eligible to participate and contributions by the Company are discretionary. The Company has not made or accrued a contribution for the year ended May 31, 2005. The Company made a contribution in the amount of $56,517 for the year ended May 31, 2004.

NOTE 11 - Other Regulatory Requirements

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 12 - Receivable from Affiliate

The Company had a note receivable from a shareholder who owns and operates a commercial office building which the company uses for its operations. The balance due was $1,680,106 at May 31, 2005 and $1,681,075 at May 31, 2004.